SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Crown Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $5.00 per share
(Title of Class of Securities)

228368106
(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners Master Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 4,246,014 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(8)	SHARED VOTING POWER 4,246,014 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 4,246,014 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(10)	SHARED DISPOSITIVE POWER 4,246,014 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,246,014 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.54%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Offshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,246,014 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,246,014 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,246,014 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.54%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 5,955,159 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(8)	SHARED VOTING POWER 5,955,259 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 5,955,159 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(10)	SHARED DISPOSITIVE POWER 5,955,259 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,955,259 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Onshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,955,259 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,955,259 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,955,259 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Capital LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IPH GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises Holdings L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises G.P. Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Beckton Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Matsumura Fishworks LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 100
	(8)	SHARED VOTING POWER 100
	(9)	SOLE DISPOSITIVE POWER 100
	(10)	SHARED DISPOSITIVE POWER 100
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 228368106
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Carl C. Icahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,201,273 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of the common stock, par value $5.00 per share (the “Common Stock”), of Crown Holdings, Inc., a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 770 Township Line Road, Yardley, Pennsylvania 19067.

Item 2.	Identity and Background.

The persons filing this statement are:(i) Icahn Partners Master Fund LP, a Delaware limited partnership (“Icahn Master”); (ii) Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”); (iii) Icahn Partners LP, a Delaware limited partnership (“Icahn Partners”); (iv) Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”); (v) Icahn Capital LP, a Delaware limited partnership (“Icahn Capital”); (vi) IPH GP LLC, a Delaware limited liability company (“IPH”); (vii) Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”); (viii) Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”); (ix) Beckton Corp., a Delaware corporation (“Beckton”); (x)Matsumura Fishworks LLC, an Ohio limited liability company (“Matsumura”); and (xi) Carl C. Icahn, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of (i) Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160, (ii) Matsumura is 312 Walnut Street, Suite 2000, Cincinnati, OH 45202, and (iii) Mr. Icahn is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.

Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of Icahn Master. Icahn Capital is the general partner of each of Icahn Onshore and Icahn Offshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Icahn Partners, Icahn Onshore, Icahn Master, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Matsumura. In addition, Mr. Icahn is the indirect holder of approximately 86% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P., a Delaware limited partnership (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings. Matsumura is a wholly owned subsidiary of Icahn Partners.

Each of Icahn Partners, Icahn Master and Matsumura is primarily engaged in the business of investing in securities. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Onshore and Icahn Offshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Mr. Icahn’s present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses,including investment, energy, automotive, food packaging, real estate, home fashion and pharma, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire’s subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner, in the aggregate, of 10,201,273 shares of Common Stock. Of such shares of Common Stock, an aggregate of 1,040,100 shares of Common Stock were acquired by Icahn Partners, Icahn Master and Matsumura in open market purchases for an aggregate purchase price of approximately $97.36 million between August 23, 2022 and October 21, 2022. The remaining 9,161,173 shares of Common Stock may be deemed beneﬁcially owned by the Reporting Persons as a result of their having entered into forward contracts (the “Forwards”) with respect to such number of shares of Common Stock at a forward price of $75.00 per share, for an aggregate forward price of approximately $687.1 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.

The source of funding for the shares of Common Stock (including the shares of Common Stock underlying Forwards) held by the Reporting Persons was the general working capital of the respective purchasers. The shares of Common Stock held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such shares of Common Stock was obtained through margin borrowing.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the shares of Common Stock in the belief that they were undervalued and represented an attractive investment opportunity. The Reporting Persons, among other things, intend to have discussions with representatives of the Issuer's management and board of directors relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, management, capitalization, accounting, strategic direction, and Share performance matters. The Reporting Persons have also engaged, and intend to continue to engage, in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties regarding a variety of matters relating to the Issuer and the shares of Common Stock, including each of the operational, financial, corporate governance, management, capitalization, accounting, strategic direction and share performance matters noted herein. The Reporting Persons may also take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons may from time to time and at any time: (i) acquire additional shares of Common Stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their shares of Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the shares of Common Stock or other securities of the Issuer); and/or (iv) engage in any other hedging or similar transactions with respect to the shares of Common Stock and/or other securities or instruments of the Issuer.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of November 2, 2022, the Reporting Persons may be deemed to beneficially own, in the aggregate, 10,201,273 shares of Common Stock (including shares of Common Stock underlying Forwards), representing approximately 8.5% of the Issuer’s outstanding shares of Common Stock, based on 119,946,169 shares of Common Stock outstanding as of October 28, 2022, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022.

(b) Icahn Master has sole voting and sole dispositive power with regard to 4,246,014 shares of Common Stock (including shares of Common Stock underlying Forwards). Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with regard to such shares of Common Stock. Icahn Partners has sole voting and sole dispositive power with regard to 5,955,159 shares of Common Stock (including shares of Common Stock underlying Forwards). Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with regard to such shares of Common Stock. Matsumura has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 100 shares of Common Stock. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Matsumura, has shared voting power and shared dispositive power with regard to such shares of Common Stock

(c) The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Number of Securities	Price Per Share ($)
Icahn Partners LP	08/23/2022	61,125	96.37
Icahn Partners LP	08/24/2022	22,619	97.33
Icahn Partners LP	08/25/2022	105,710	97.08
Icahn Partners LP	08/26/2022	163,622	93.22
Icahn Partners LP	08/29/2022	27,731	92.02
Icahn Partners LP	08/30/2022	68,614	91.47
Icahn Partners LP	08/31/2022	70,947	91.46
Icahn Partners LP	09/01/2022	30,344	90.09
Icahn Partners LP	09/02/2022	43,541	91.80
Icahn Partners LP	09/06/2022	12,913	91.51
Icahn Partners LP	09/06/2022	50,195 (1)	16.83 (2)
Icahn Partners LP	09/07/2022	74,540 (1)	19.68 (2)
Icahn Partners LP	09/08/2022	92,214 (1)	22.03 (2)
Icahn Partners LP	09/09/2022	83,390 (1)	23.66 (2)
Icahn Partners LP	09/12/2022	55,107 (1)	24.77 (2)
Icahn Partners LP	09/13/2022	69,375 (1)	22.21 (2)
Icahn Partners LP	09/14/2022	104,270 (1)	21.97 (2)
Icahn Partners LP	09/15/2022	60,561 (1)	22.24 (2)
Icahn Partners LP	09/20/2022	71,856 (1)	15.62 (2)
Icahn Partners LP	09/21/2022	101,966 (1)	14.63 (2)
Icahn Partners LP	09/22/2022	228,759 (1)	9.88 (2)
Icahn Partners LP	09/23/2022	225,734 (1)	6.81 (2)
Icahn Partners LP	09/26/2022	57,667 (1)	7.32 (2)

Icahn Partners LP	10/04/2022	218,410 (1)	9.21 (2)
Icahn Partners LP	10/05/2022	143,180 (1)	9.46 (2)
Icahn Partners LP	10/06/2022	110,873 (1)	9.15 (2)
Icahn Partners LP	10/07/2022	88,764 (1)	6.30 (2)
Icahn Partners LP	10/10/2022	55,053 (1)	6.70 (2)
Icahn Partners LP	10/11/2022	62,835 (1)	6.32 (2)
Icahn Partners LP	10/12/2022	90,251 (1)	6.08 (2)
Icahn Partners LP	10/13/2022	61,422 (1)	7.26 (2)
Icahn Partners LP	10/14/2022	68,768 (1)	7.12 (2)
Icahn Partners LP	10/17/2022	154,113 (1)	7.83 (2)
Icahn Partners LP	10/19/2022	67,479 (1)	8.25 (2)
Icahn Partners LP	10/20/2022	89,669 (1)	7.76 (2)
Icahn Partners LP	10/21/2022	176,157 (1)	8.36 (2)
Icahn Partners LP	10/24/2022	110,366 (1)	9.88 (2)
Icahn Partners LP	10/25/2022	863,482 (1)	(5.21) (2)
Icahn Partners LP	10/26/2022	621,803 (1)	(5.22) (2)
Icahn Partners LP	10/27/2022	458,518 (1)	(5.82) (2)
Icahn Partners LP	10/28/2022	81,861 (1)	(6.12) (2)
Icahn Partners LP	10/31/2022	108,119 (1)	(6.62) (2)
Icahn Partners LP	11/1/2022	167,373 (1)	(5.69) (2)
Icahn Partners LP	11/2/2022	273,863 (1)	(7.48) (2)
Icahn Partners Master Fund LP	08/23/2022	43,575	96.37
Icahn Partners Master Fund LP	08/24/2022	16,124	97.33
Icahn Partners Master Fund LP	08/25/2022	75,360	97.08
Icahn Partners Master Fund LP	08/26/2022	116,643	93.22
Icahn Partners Master Fund LP	08/29/2022	19,770	92.02
Icahn Partners Master Fund LP	08/30/2022	48,913	91.47
Icahn Partners Master Fund LP	08/31/2022	50,577	91.46
Icahn Partners Master Fund LP	09/01/2022	21,755	90.09
Icahn Partners Master Fund LP	09/02/2022	31,050	91.80
Icahn Partners Master Fund LP	09/06/2022	9,067	91.51
Icahn Partners Master Fund LP	09/06/2022	35,783 (1)	16.83 (2)
Icahn Partners Master Fund LP	09/07/2022	53,138 (1)	19.68 (2)
Icahn Partners Master Fund LP	09/08/2022	65,735 (1)	22.03 (2)
Icahn Partners Master Fund LP	09/09/2022	59,448 (1)	23.66 (2)
Icahn Partners Master Fund LP	09/12/2022	39,284 (1)	24.77 (2)
Icahn Partners Master Fund LP	09/13/2022	49,455 (1)	22.21 (2)
Icahn Partners Master Fund LP	09/14/2022	74,332 (1)	21.97 (2)
Icahn Partners Master Fund LP	09/15/2022	43,173 (1)	22.24 (2)
Icahn Partners Master Fund LP	09/20/2022	51,224 (1)	15.62 (2)
Icahn Partners Master Fund LP	09/21/2022	72,689 (1)	14.63 (2)
Icahn Partners Master Fund LP	09/22/2022	163,077 (1)	9.88 (2)
Icahn Partners Master Fund LP	09/23/2022	160,920 (1)	6.81 (2)
Icahn Partners Master Fund LP	09/26/2022	41,108 (1)	7.32 (2)
Icahn Partners Master Fund LP	10/04/2022	155,842 (1)	9.21 (2)
Icahn Partners Master Fund LP	10/05/2022	102,078 (1)	9.46 (2)
Icahn Partners Master Fund LP	10/06/2022	79,046 (1)	9.15 (2)
Icahn Partners Master Fund LP	10/07/2022	63,284 (1)	6.30 (2)
Icahn Partners Master Fund LP	10/10/2022	39,249 (1)	6.70 (2)

Icahn Partners Master Fund LP	10/11/2022	44,798 (1)	6.32 (2)
Icahn Partners Master Fund LP	10/12/2022	64,344 (1)	6.08 (2)
Icahn Partners Master Fund LP	10/13/2022	43,790 (1)	7.26 (2)
Icahn Partners Master Fund LP	10/14/2022	49,028 (1)	7.12 (2)
Icahn Partners Master Fund LP	10/17/2022	109,872 (1)	7.83 (2)
Icahn Partners Master Fund LP	10/19/2022	48,110 (1)	8.25 (2)
Icahn Partners Master Fund LP	10/20/2022	63,929 (1)	7.76 (2)
Icahn Partners Master Fund LP	10/21/2022	125,589 (1)	8.36 (2)
Icahn Partners Master Fund LP	10/24/2022	78,755 (1)	9.88 (2)
Icahn Partners Master Fund LP	10/25/2022	615,614 (1)	(5.21) (2)
Icahn Partners Master Fund LP	10/26/2022	443,308 (1)	(5.22) (2)
Icahn Partners Master Fund LP	10/27/2022	326,897(1)	(5.82) (2)
Icahn Partners Master Fund LP	10/28/2022	58,363 (1)	(6.12) (2)
Icahn Partners Master Fund LP	10/31/2022	77,082 (1)	(6.62) (2)
Icahn Partners Master Fund LP	11/1/2022	119,589 (1)	(5.69) (2)
Icahn Partners Master Fund LP	11/2/2022	195,247 (1)	(7.48) (2)
Matsumura Fishworks LLC	10/21/2022	100	82.34

(1)	Represents shares of Common Stock to be acquired pursuant to Forwards, which expire on September 8, 2025.
(2)	Represents the amount per share of Common Stock the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract. The forward price is $75.00 per share. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Persons paid a financing charge to the counterparty to such forward contract.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Forward Contracts

On the relevant dates listed above in Item 5(c), certain of the Reporting Persons entered into Forwards providing for the purchase by such Reporting Persons of an aggregate of 9,161,173 shares of Common Stock at a forward price of $75.00 per share, for an aggregate forward price of approximately $687.1 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. The Reporting Persons also paid the counterparty to the Forwards an aggregate amount of approximately $29.6 million upon entering into such Forwards.

The Forwards provide for physical settlement, with the Reporting Person retaining the right to elect cash settlement.  The Forwards do not give any Reporting Persons direct or indirect voting, investment or dispositive control over the shares of Common Stock to which such contracts relate. The Forwards expire on September 8, 2025.

The Reporting Persons may from time to time enter into one or more cash-settled equity swaps with broker-dealers or other financial institutions counterparties with respect to the shares of Common Stock and/or other securities of the Issuer, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled swap. After giving effect to such transactions, the Reporting Persons may be deemed to have either increased or decreased economic exposure to the shares of Common Stock and/or other securities of the Issuer. The Reporting Persons do not have voting power or dispositive power with respect to the shares of Common Stock or the other securities of the Issuer referenced in such cash settled swaps and disclaim beneficial ownership of the shares of Common Stock or other securities to which such swaps relate.

Item 7.	Material to Be Filed as Exhibits.

1. Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2022

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

Matsumura Fishworks LLC

By:          /s/ Jesse Lynn

Name: Jesse Lyn

Title: Chief Operating Officer

/s/ Carl C. Icahn

CARL C. ICAHN

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $5.00 par value per share, of Crown Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 3rd day of November, 2022.

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

Matsumura Fishworks LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

/s/ Carl C. Icahn

CARL C. ICAHN

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Capital LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any shares of Common Stock.

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Jesse Lynn	Chief Operating Officer
Julie Price	Vice President Operations
Marat Muratov	Chief Financial Officer; Controller; Authorized Signatory
Gail Golden	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
Brett Icahn	Director
Alvin B. Krongard	Director
Denise Barton	Director
Nancy Dunlap	Director
David Willetts	Director; Chief Executive Officer
Ted Papapostolou	Director; Chief Financial Officer; Principal Accounting Officer; Secretary
Steve A. Mongillo	Director
Michael Nevin	Director
Kevin McGinness	Director SEC Reporting
Craig Pettit	Vice President of Tax Administration

Matsumura Fishworks LLC

Name	Position
Icahn Partners LP	Sole Member
Jesse Lynn	Chief Operating Officer
Alex Servalis	Chief Compliance Officer
Julie Price	Vice President – Operations
Marat Muratov	Chief Financial Officer
Craig Pettit	Vice President – Taxes

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Hunter Gary	Secretary
Jesse Lynn	Vice President
Rowella Asuncion-Gumabong	Vice President